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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ______________________________________________________________________June 2004

DESERT SUN MINING CORP.

(Name of Registrant)

65 Queen Street West, Suite 810, PO Box 67, Toronto ,Ontario, Canada  M5H 2M5

Executive Offices

1.  Press Releases: 6/3/2004; 6/8/2004; 6/9/2004; 6/15/2004; 6/15/2004, 6/16/2004

2.  Amended Form 51-901 Schedule B, Interim Financial Statements: Second Quarter

    Corporate Management’s Discussion and Analysis

3.  National Instrument 62-103:

    Report Filed by Eligible Institutional Investor Under Part 4

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     14 – 2004

For Further Information Contact:

John Carlesso                 Kam Gill

416-861-5881           416-861-0341

1-866-477-0077    1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

June 3, 2004

DESERT SUN COMMENCES DRILLING IN

NORTHERN BAHIA GOLD BELT

DESERT SUN MINING CORP. (TSX: DSM) announces that diamond drilling has commenced  in the Pindobaçu-Fumaça target area that extends about 21 km along strike from Pindobaçu, a small town located  55 km north-northeast of Jacobina.  Regional and detailed geological mapping, prospecting, and rock and soil geochemical sampling by DSM has identified gold-bearing  quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates that may be the northern and separate extension of the Serra do Córrego Formation.   This target area is close to a major north-northeast striking fault contact zone with the Archean Mundo Novo greenstone belt.  Zones of silification with pyrite are also present within these older metavolcanic and metasedimentary rocks indicating that the mineralizing system may be very extensive.

The first holes of the overall 2,000m drill program will test targets in the Fumaça area (see Figure 1) located 11km north of the town of Pindobaçu.  At Fumaça gold mineralization occurs in strongly silicified quartzites and minor metaconglomerates of the Jacobina Group in the western part of the area that are in fault contact with reddish clastic, chemical and pelitic metasediments and local pillowed basalt of the Archean Mundo Novo Group to the east.

At the Fumaça garimpo, which will be the site of the first hole, there is a small free miner working from which chip sampling in the regional prospecting program returned 16.0 g Au/t over 1.5m.  More detailed chip sampling of the garimpo returned 7.36 g Au/t over 4.5m including a very high grade bluish-grey quartz vein 0.3m wide that returned 91 g Au/t.  Geological mapping and prospecting indicates that the alteration zone and associated mineralization is much more extensive than that indicated in the garimpo.

Soil geochemical sampling by DSM has identified several anomalies in the area with a collective strike length parallel to the main structural trend of 1.3km.  A recently completed induced polarization geophysical survey by Fugro-LASA-Geomag has outlined a linear zone of coincident chargeability and resistivity anomalies that extends over a strike length of 2 km, a width of approximately 300m and to an indicated depth extent of at least 200m.  The strongest response is in a zone approximately 50m wide that is coincident with the Fumaça garimpo.

Dr. Bill Pearson, P.Geo., Vice President, Exploration commented: “ I am very pleased to commence drilling at Fumaça which is an excellent target.  Our crews have done a tremendous job in outlining a total of almost 150 km of target strike length in three major structural zones and the extension of the Serra do Córrego Formation conglomerates over the past year of work in the Bahia Gold Belt.  We have now moved to a more advanced exploration stage to evaluate prime targets that we have outlined within these major target areas.  We will continue to report results regularly as they become available.”

Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.  Mr. John Buckle, P.Geo., is the Qualified Person responsible for the supervision and interpretation of the geophysical surveys.  Assaying for the program was carried out by Lakefield Geosol, an ISO 9001:2000 certified laboratory based in Brazil, using fire assay on 50 gram pulps.  Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects.  Security is maintained at the core logging and sampling facility.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release      15 – 2004

For Further Information Contact:

John Carlesso

Vice President, Corporate Development

416-861-5881

1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

June 8, 2004

DESERT SUN SECURES $15 MILLION NON-HEDGED CREDIT FACILITY FROM QUEST CAPITAL TO FULLY FUND THE JACOBINA MINE REACTIVATION

DESERT SUN MINING CORP. (TSX: DSM) has signed a letter agreement with Quest Capital Corp. (“Quest”) for the last stage of the financing for the Jacobina Gold Mines in Brazil. The financing will be subject to the usual conditions, including due diligence and definitive documentation and the facility is expected to be in place prior to the end of August 2004. The $15 million facility, together with approximately $25 million cash-on-hand, ensures that Desert Sun now has sufficient capital to complete construction of the Jacobina Mines and be in production next year, while continuing its exploration program.

The letter agreement provides for a secured bridge loan of up to $15 million, repayable 12-months from drawdown of the loan. Desert Sun may repay the loan at any time prior to maturity, without notice or penalty, and may extend the term of the loan for an additional 12-months, subject to the payment of an extension bonus. Interest will be at the rate of 1% per month, payable on the last business day of each month. Upon the signing of the binding agreement, the Company will also issue Quest three million warrants, subject to regulatory approval, to purchase common shares in the capital of the Company for and at an exercise price of $2.50 per share at any time up to September 10, 2008. The warrants to be issued are of the same class as those listed on the Toronto Stock Exchange under the symbol DSM.WT.  The loan will be made to Desert Sun Mining Corp. and will be secured over the shares, property and assets of its wholly-owned Brazilian subsidiary, Jacobina Mineracao e Comercio Ltda.  Sprott Securities Inc. acted as an advisor to Desert Sun on this transaction.

“We are pleased that we now have all the funds in place to be able to advance to full production next year,” said Stan Bharti, President of Desert Sun Mining. “The board of directors and management continue to believe that Desert Sun’s shares are undervalued in the current market environment.  This loan facility provides all of the necessary capital required to commence production at the Jacobina Mines with minimal dilution to the Company’s shareholders while at the same time does not subject the Company to any hedging requirements.”

Refurbishment and development at the Jacobina Gold Mines has commenced, heavy equipment is being ordered and production is expected to commence in the first quarter of 2005; with steady state production being reached in the second quarter. The mine plan contemplates average annual production of approximately 75,000 ounces of gold in 2005 and 108,000 ounces of gold per year from 2006 to 2011, at a cash cost of approximately US$190 per ounce.

Quest Capital Corp. is a publicly traded (TSX Exchange – Symbols QC.A and QC.B) merchant banking organization that focuses on providing financial services, specifically bridge loans, to small and mid-cap companies in North America.  Quest’s primary business is providing asset backed commercial bridge loans between $500,000 to $20,000,000 to publicly listed companies, generally operating in mining, oil and gas, manufacturing, real estate, and technology industries.  Quest supplements its bridge loan business by making equity investments in emerging companies as well as managing an income generating portfolio.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     16 – 2004

For Further Information Contact:

John Carlesso                 Kam Gill

416-861-5881           416-861-0341

1-866-477-0077    1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

June 9, 2004

DESERT SUN ANNOUNCES FURTHER POSITIVE DRILLING RESULTS AT MORRO DO VENTO

DESERT SUN MINING CORP. (TSX:DSM) announces additional drill results that further support the possibility of outlining a large mineral resource amenable to low cost bulk mining techniques, at the Morro do Vento target area at the Jacobina Mines on the Bahia Gold Belt in Brazil.  Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina.

To date 63 holes totaling 10,718 m has been completed at Morro do Vento of which results have been received for 40 of these holes.  The target Intermediate reef package is consistently about 60-70m wide and extends along the full 2km strike length with extensive garimpos (free miners workings).  Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal.

Table 1 below summarizes new drilling results at Morro do Vento which are principally from holes in the central core of the target zone.

Highlights include:

*

MVT-339 which intersected 1.03 grams gold per tonne (g Au/t) over a true width of 61.8m including a higher grade intersection of 2.27 g Au/t over a true width of 9.8m;

*

MVT-347 which returned 0.95 g Au/t over a true width of 58.5m including 2.30 g Au/t over a true width of 20.7m;

*

MVT-348 which intersected 0.92 g Au/t over a true width of 39.2m including a higher grade intersection of 3.55 g Au/t over 7.5m true width; and

*

MVT-340 which intersected 0.82 g Au/t over a true width of 44.2m including 2.30 g Au/t over 7.5m true width

Metallurgical tests are being carried out by SGS Lakefield Research using the same procedures as employed for the feasibility study.  The final report on the metallurgical tests is expected to be completed by the end of June.  Column leach tests are also planned to assess the potential for heap leaching.

Desert Sun plans to do an additional 3,500m of drilling to complete definition drilling in the core section of the deposit from Section N8753500 northwards to N8754400, a distance of 900m along strike.  Definition drilling is at approximately 50m centres to the 800 level, a depth of 150m to 200m below surface.

Table 1: Significant Drilling Results, Morro do Vento

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MORRO DO VENTO
MVT 329	N8753233	E334853	El 935
dip - 81°	172.00	247.2	0.78	75.20	33.1	170
incl	175.13	181.86	3.39	6.73	3.0	140
incl	220.97	233.9	1.82	12.93	5.7	180
incl	243.81	247.2	1.86	3.39	1.5	200

MVT333	N8753950	E334365	El 991
dip - 55°	5.81	74.95	0.58	69.14	69.1	36
incl	26.03	32.58	0.96	6.55	6.6	25
incl	46.93	54.25	2.02	7.32	7.3	42
incl	71.65	74.95	0.84	3.3	3.3	54

MVT 334	N8754379	E334702	El 927
dip - 42°	61.98	66.43	2.80	4.45	2.8	50

MVT336	N8753634	E334709	El 971
dip -55°42´	26.78	101.44	0.71	74.66	67.2	60
incl	26.78	31.43	3.41	4.65	4.2	30
incl	41.67	46.38	1.45	4.71	4.2	42
incl	60.45	66.00	1.05	5.55	5.0	60
incl	97.72	99.38	4.06	1.66	1.5	86

MVT337	N8753610	E334707	El 973
dip - 83°	33.56	120.10	0.60	86.54	58.0	70
incl	33.56	35.84	1.37	2.28	1.5	25
incl	49.77	51.81	2.22	2.04	1.4	45
incl	71.87	79.90	1.00	8.03	5.4	73
incl	100.64	120.10	1.24	19.46	13.0	105

MVT338	N8753740	E334687	El 980
dip - 70°	98.95	104.46	2.64	5.51	1.9	85
	155.36	161.11	5.12	5.75	2.0	128
	155.36	178.50	1.46	23.14	7.9	134

MVT339	N8753685	E334718	El 973
dip - 68°	36.67	110.27	1.03	73.60	61.8	72
incl	36.67	39.00	2.18	2.33	2.0	40
incl	54.19	65.90	2.27	11.71	9.8	60
incl	83.22	97.12	1.76	13.90	11.7	90
incl	105.65	110.27	3.06	4.62	3.9	120

MVT340	N8753684	E334722	El 972
dip - 82°	94.25	186.40	0.82	92.15	44.2	130
incl	94.25	105.39	1.73	11.14	5.3	92
incl	127.15	142.73	2.30	15.58	7.5	130
incl	184.71	196.26	1.07	11.55	5.5	180

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
MVT 342	N8754319	E334.662	El 964
dip - 73°	0.80	1.87	2.12	1.07	0.8	2
	31.32	34.54	0.70	3.22	2.4	33

MVT343	N8753280	E334849	El 974
dip - 79°	no significant values

MVT344	N8754236	E334676	El 968
dip - 87°	16.26	19.67	1.21	3.41	1.5	15
	50.49	51.65	1.47	1.16	0.5	50
	77.44	87.60	0.65	10.16	4.6	77

MVT 345	N8753866	E334665	El 991
dip - 36°	16.65	90.80	0.62	74.15	74.2	40
incl	42.51	44.67	1.64	2.16	2.2	35
incl	51.16	61.17	1.92	10.01	10.0	45
incl	80.24	90.80	1.44	10.56	10.6	60

MVT 347	N8753614	E334664	El 977
dip - 41°	8.80	67.26	0.95	58.46	58.5	18
incl	25.71	46.38	2.30	20.67	20.7	20

MVT 348	N8753538	E334751	El 973
dip - 59°	54.00	99.00	0.92	45.00	39.2	70
incl	54.00	57.00	1.35	3.00	2.6	52
incl	69.47	73.27	1.04	3.80	3.3	65
incl	90.40	99.00	3.55	8.60	7.5	87

* all holes are NQ diamond drill core size.

** depth calculated based on midpoint of intersection

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps.  Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects.  Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility.  Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     17 – 2004

For Further Information Contact:

John Carlesso                 Kam Gill

416-861-5881           416-861-0341

1-866-477-0077    1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

June 15, 2004

DESERT SUN CONTINUES DRILLING AT FORMER CANAVIEIRAS MINE

DESERT SUN MINING CORP. (TSX:DSM) has received additional results from its drilling at the former Canavieiras mine on the Bahia Gold Belt, centered on the town of Jacobina in northeastern Brazil.  The Canavieiras mine is located 3 km north of the 4200 tonnes per day processing plant that is currently being refurbished by Desert Sun in preparation for production. The mineralized horizons are located within a fault-bounded block that is approximately 1.2 km long and 400 metres wide.  In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs.  The mine was last worked in 1998, and past production, primarily from the Piritoso and Liberino reefs, totaled 458,247 tonnes at a grade of 8.65 g Au/t.

Drilling is now taking place in the southeast extension of the Piritoso and Liberino reefs that were previously mined and in the untouched Middle Unit/Lower Unit (MU/LU) reefs about 50-100m below the old workings.  Two additional holes that tested the Hollandez and Maniera reefs above the old workings are also reported.

Holes CAN-28 and CAN-30 were drilled on the same section (see Figure 1) approximately 15m north of the section on which surface hole CAN-13 drilled in 1997 by a previous operator intersected 7.0 g Au/t over a true width of 24m in the MU/LU reefs.

Highlights include:

*

CAN-28 intersected 9.69 grams gold per tonne (g Au/t) (9.23 g Au/t highs cut to 30g/t – “cut”) over a true width of 1.9m in the Liberino reef and 12.95 g Au/t (7.53 g Au/t cut) over a true width of 2.2m in the Piritoso reef.  The combined zone averages 5.85 g Au/t (4.28 g Au/t cut) over a true width of 8.1m;

*

CAN-30 intersected 5.32 g Au/t over a true width of 2.3m in the Liberino reef and 18.81 g Au/t (16.10 g Au/t cut) over a true width of 1.8m in the Piritoso reef.  The combined zone averaged 5.93 g Au/t (5.33 g Au/t cut) over a true width of 8.1m;

*

CAN-28 intersected 6.19 g Au/t (5.39 g Au/t cut) over 5.7m true width in the MU reef and 3.68 g Au/t (3.56 g Au/t cut) over a true width of 11.7m in the LU reef.  The combined zone averages 2.80 g Au/t (2.62 g Au/t cut) over a true width of 33.2m;

*

CAN-30 intersected 4.67 g Au/t over 23.2m true width in the MU reef.

Dr. Bill Pearson, P.Geo. stated: “With this additional drilling we are increasing our understanding of the structural complexities of the area surrounding the former Canavieiras mine. These results are very positive and indicate that significant higher grade mineral resources can be outlined both along strike and at depth at Canavieiras.  Due to the more complicated structural setting, close spaced drilling will be required to define mineral resources to CIM Standards.”

Table 1: Significant Drilling Results, Canavieiras

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below Surface** (m)
CANAVIEIRAS
CAN-24	N8758514	E335077	El 548
dip +40°	0.00	9.82	2.28	9.82	9.8	Piritoso	105
	25.03	26.08	2.75	1.05	1.1	Hollandez	105
	86.54	93.64	1.63	7.10	7.1	Maneira	90
incl.	89.76	93.64	2.14	3.88	3.9	Maneira	90

CAN-25	N8758389	E335107	El 548
dip +31°	27.86	28.49	1.81	0.63	0.6	Liberino	128
	53.24	59.50	0.77	6.26	6.1	Hollandez	125
	100.72	107.82	0.78	7.10	7.0	Maneira	135
incl	106.35	107.82	1.94	1.47	1.4	Maneira	130

CAN-28	N8758104	E335206	El 547
dip -40°	4.95	13.01	5.85	8.06	8.1	Piritoso+Liberino	158
	cut to 30g		4.28
incl	4.95	6.80	9.69	1.85	1.9	Liberino	158
	cut to 30g		9.23
incl	10.84	13.01	12.95	2.17	2.2	Piritoso	160
	cut to 30g		7.53
	65.40	110.90	2.80	45.50	33.2	LU+MU	172
	cut to 30g		2.62
incl	80.06	87.90	6.19	7.84	5.7	MU	170
	cut to 30g		5.39
incl	94.84	110.90	3.68	16.06	11.7	LU	175
	cut to 30g		3.56

CAN-30	N8758104	E335208	El 547
dip -85º	8.81	20.58	5.93	11.77	8.1	Piritoso+Liberino	158
	cut to 30g		5.33
	8.81	12.19	5.32	3.38	2.3	Liberino	158
	17.91	20.58	18.81	2.67	1.8	Piritoso	160
	cut to 30g		16.10
	63.81	88.23	4.67	24.42	23.2	MU	230

* all holes are NQ diamond drill core size.

** depth calculated based on midpoint of intersection

Assaying for the program was carried out by Lakefield Geosol, an ISO 9002 laboratory based in Brazil, using fire assay on 50 gram pulps.  Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects.  Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility.  Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the program.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

335000 E
335100 E
335200 E
335200 E
335400 E
700 m
500 m
300 m
HOLANDEZ REEF
LIBERINO REEF
PIRITOSO REEF
MANEIRA REEF
545 LEVEL
5.85g Au/t / 8.10m
5.93g Au/t / 8.10m
2.80g Au/t / 33.20m
4.67g Au/t / 23.20m
MU REEF
LU REEF
CAN 28
CAN 30
INTRUSIVE
0
50
100
metres
Legend
Quartz Pebble Conglomerate
Quartzite
Intrusive
g Au/t over m (true width)
Canavieiras
Cross Section
8758104 N
Looking North
DESERT SUN MINING CORP.
June 14, 2004

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release      18 – 2004

For Further Information Contact:

John Carlesso

Vice President, Corporate Development

416-861-5881

1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

June 15 , 2004

DESERT SUN SCHEDULES CONFERENCE CALL THURSDAY JUNE 17 TH ON PREPRODUCTION AND EXPLORATION UPDATE

DESERT SUN MINING CORP. (TSX:DSM) has scheduled a conference call o n Thursday June 17th to update shareholders on its preproduction activities and exploration program at the Jacobina Mines on the Bahia Gold Belt in Brazil .. The operations team in Brazil, led by Chief Operating Officer Peter Tagliamonte, P. Eng., and Vice President Operations, Kurt Menchen, will present an update on the preproduction activities. The Company has also recently announced exploration results from the Morro do Vento and Canavieiras targets. Dr. Bill Pearson, P. Geo, Vice President Exploration and the qualified person for DSM, will update the shareholders on these results, their significance for the Company and an update on the drilling in progress.

C ONFERENCE CALL DETAILS

Date : Thursday June 1 7, 2004

Time: 10:00 am EST

Local callers:

416-470-1140

North American callers:

1-877-793-3791

International callers:

+1-416-470-1140

An archive recording of the call will be available following completion of the call on the Desert Sun website at www.desertsunmining.com.

About Desert Sun Mining Corp

SNC Lavalin completed a Feasibility study for Desert Sun (see press release September 12, 2003) which confirmed the economics of bringing the Jacobina mine, on the Bahia Gold Belt in Brazil, back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold.    SRK  Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical  data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold.  A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces.  It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources.  Based on the SNC Feasibility, which used a gold price of US$350 per ounce and a Real to $US exchange rate of 3:1, the mine can be in  production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US $189 per ounce.

The Company is presently reactivating the Jacobina Mine (on standby since 1998) according to the feasibility plan.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

     65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341      Fax: 416-861-8165

www.desertsunmining.com

Press Release     19 – 2004

For Further Information Contact:

John Carlesso                 Kam Gill

416-861-5881           416-861-0341

1-866-477-0077    1-866-477-0077

      TORONTO STOCK EXCHANGE

    SYMBOL: DSM

June 16, 2004

DESERT SUN SIGNS ‘PROTOCOL OF INTENTIONS’ WITH THE STATE GOVERNMENT OF BAHIA, BRAZIL

DESERT SUN MINING CORP. (TSX:DSM) announced today the signing of a ‘Protocol of Intentions’with the State government of Bahia, Brazil.  Desert Sun is currently reactivating a gold mine and processing mill near the city of Jacobina, in the western region of the State of Bahia.  In announcing the signing of the Protocol, Desert Sun noted the following highlights:

*

The ‘Protocol of Intentions’ is based on the fact that the reopening of the Jacobina mine site project will strongly promote economic growth, the generation of much needed high quality jobs, and social development in western Bahia

*

The concession of financial incentives contained in the Protocol is a fundamental element for the viability of the Jacobina project

*

In recognition of the multi million dollar investment in the reopening of the mines by DSM, the State of Bahia grants to DSM, supported by the Constitution and State laws, the following incentives:

*

Deferment of the ICMS sales tax on all importations of fixed assets needed for the project.  The deferred taxes will only be paid when dis-incorporating the assets

*

Deferment of ICMS on acquisitions of assets manufactured in Bahia

*

The State of Bahia will engage in negotiations with the Federal and Municipal agencies seeking the reduction of 75% of the “Internal Revenue Tax” (Corporate Income Tax) for the next ten years, according to the legislation of SUDENE (northeast Brazil Development Superintendency)

*

Assist the Company in obtaining all necessary Federal, State, and Municipal licenses

*

Assist the Company in obtaining financing through public financing agencies (BNEDES, DESENBAHIA and BNB)

*

State Governor Mr. Paulo Souto in a recent meeting with the President and Senior Management of DSM, in Salvador, said; “…the reopening of the Jacobina mines will bring to this economically depressed region of our state much needed support in terms of jobs and social security.  The State of Bahia strongly supports such investments.”

*

Bahia’s Secretary of Mines, Mr. Otto Alencar, during the act of approving the pavement of the road that connects the mine site to the city of Jacobina (11 kms), added:  “…the technical expertise and the commitment to a modern operation that DSM brings to Jacobina and to Bahia gives us the assurance of a successful mining operation in terms of economic and regional growth, social well being and sound environmental practices.”

*

Stan Bharti, P.Eng., President of Desert Sun met with the State Governor of Bahia, Mr. Paulo Souto, and Bahia’s Secretary of Mines, Mr. Otto Alencar, and stated, that “…we are committed to the reopening of the Jacobina mines and continuing to explore the large 160 km Bahia Gold Belt.  We believe this Belt and the existing mines have the potential to become a world class gold camp with benefits for Bahia and Brazil.”

In conjunction with an extensive exploration program, refurbishment and development at the Jacobina Gold Mines has commenced, heavy equipment is being ordered and production is expected to commence in the first quarter of 2005; with steady state production being reached in the second quarter. The mine plan contemplates average annual production of approximately 75,000 ounces of gold in 2005 and 108,000 ounces of gold per year from 2006 to 2011, at a cash cost of approximately US$190 per ounce.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange. (www.desertsunmining.com).

DESERT SUN MINING CORP.

Management’s Discussion and Analysis

(All amounts stated in Canadian dollars, rounded to the nearest thousand, unless otherwise indicated)

Management’s discussion and analysis should be read in conjunction with the Consolidated Financial Statements as well as the Consolidated Annual Financial Statements for the fiscal year ended August 31, 2003, and is intended to provide the reader with a review of the factors that affected the Company’s performance during the four and seven month periods ending March 31, 2004 and those factors reasonably expected to impact on future operations and results.

Change in the ending date of Financial Year

Desert Sun Mining Corp. has changed its financial year-end from August 31 to December 31. Under Brazilian law, Jacobina Mineracáo e Comercio Ltda. (“JMC”), is required to have a year-end of December 31. As JMC holds a 100% interest in the Jacobina gold mine, Desert Sun’s sole project, the Company believes that it would be more cost efficient and in the best interests of shareholders for both companies to have the same financial year end. The Company intends to implement this change immediately by having a transition year of 16 months and a second interim period covering four and seven months (ended March 31, 2004), with the last day of the transition year being December 31, 2004.

Overview

Desert Sun Mining Corp. (“Desert Sun” or the “Company”) is engaged in the acquisition, exploration and development of mineral properties for the purpose of producing precious metals. The Company’s principal asset is its 100% interest in the Jacobina gold property located in the State of Bahia, in northeastern Brazil. The Jacobina property is currently at the development stage. The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol DSM and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT.

Results of Operations

On a consolidated basis, Desert Sun recorded a net loss from operations of $5,116,000 in the four months ended March 31, 2004, or 9 cents per share, compared with a net loss in the first quarter of $835,000, or 2 cents per share. Included in the loss from operations in the second quarter is a non-cash compensation expense of $4,478,000, attributable to options issued to directors, officers, employees and consultants during the seven months (and which vested during the second quarter) as valued in terms of the Black-Scholes option pricing model. (The assumptions applied included an expected dividend yield of 0%, expected volatility of 78%, a risk-free interest rate of 4.0% and an expected life of five years.) The net loss from operations in the four months, excluding this book entry was $638,000, comprising general and administration expenses of $857,000 and interest received on cash invested of $219,000. Ongoing head office cash expenses, excluding extraordinary consulting fees, performance bonuses and travel expenses not expected to be repeated, are anticipated to be in the range of $500,000 to $600,000 per quarter.

In the four months ended March 31, 2004, Desert Sun invested $1.8 million in the acquisition, exploration and development of the Jacobina property, compared with $6 million in the three months ended November 30, 2003. Expenditure in the first quarter included $5 million to acquire the remaining 49% interest in the Jacobina property from Valencia Ventures Inc. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares at a price of $1.62 per share.

The principal component of the exploration program is the drilling program, which cost $1.4 million during the four months. For further information on the nature of the exploration and development expenditure, please refer to note 2 of the financial statements.

Significant operating expenses were as follows:

Management and administrative services, of $428,000 in the four months ended March 31, 2004, compared with $241,000 in the three months ended November 30, 2003, included bonuses paid upon the achievement of important milestones of $215,000 ($110,000 in the first quarter). Also included in the above is $30,000 ($23,000) paid to a company controlled by a director of Desert Sun, for administrative services. The increase in management costs is in line with the growth in the Company, along with the development of the Jacobina project; with additional staff being added as well as increased time commitments by existing members.

Investor relations and shareholders information, together with related Consulting fees, of $224,000 (three months ended November 31, 2003: $127,000) and $nil (three months ended November 31, 2003: $247,000) respectively in the four months ended March 31, 2004, relate to a sustained campaign to increase awareness of the Company and its project both in North America and Europe. Activities during the period included attendance at trade shows, internet based advertising, and reports in the printed media. The largest single expense related to the preparation of the annual report ($53,000). The consulting fees are not expected to reoccur in the foreseeable future. Consulting fees in 2003 included $42,000, calculated to be the fair value of the options granted to consultants in that period.

Travel and entertainment costs amounted to $45,000 in the four months under review (three months ended November 31, 2003: $119,000) and are due principally to the investor relations and marketing activities of management as they seek to educate investors about developments at the Company and raise the necessary finance for its ongoing activities.

Office and miscellaneous costs were $54,000 during the four months ended March 31, 2004, compared with $112,000 in the first quarter of fiscal 2004 which included an annual insurance payment of $43,000. Additional expenses are expected during the third quarter as the expansion of the Toronto office is completed. Desert Sun shares its premises with other companies that have common directors and as a result, the costs related to the expansion of the Toronto office have been reduced as the Company is reimbursed by these other companies for their proportional share of the expenses.

Summary of Quarterly Results

(Stated in Canadian Dollars)

	2004 2nd quarter	2004 1st quarter	2003 4th quarter	2003 3rd quarter	2003 2nd quarter	2003 1st quarter	2002 4th quarter	2002 3rd quarter
	March 31, 2004	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003	November 30, 2002	August 31, 2002	May 31, 2002
	4-months	3-months	3-months	3-months	3-months	3-months	3-months	3-months

Revenue	--	--	--	--	--	--	--	--
Net Loss for the period	5,116,187	834,985	637,293	441,785	794,973	380,022	103,742	10,879
Net Loss per share – basic and diluted	0.09	0.02	0.02	0.01	0.04	0.02	0.01	0.00

During 2002 and 2003 the Company substantially reorganized its operations; including the appointment of new officers and directors, who began work in earnest on developing the Jacobina concession in September 2002. Ongoing head office expenses (net losses from operations) are expected to be in the range of $500,00 to $600,000 per month, net of extraordinary consulting fees, performance bonuses and unusual travel expenses. Included in the net loss for the four months ended March 31, 2004 is a non-cash compensation expense of $4,478,000, attributable to options issued to directors, officers, employees and consultants during the seven months then ended as valued in terms of the Black-Scholes option pricing model. Excluding this book entry the net loss for the four-month period was $638,000.

Selected Annual Information

(Stated in Canadian Dollars)

	August 31, 2003	August 31, 2002	August 31, 2001

Revenue	--	--	--
Net Loss for the period	2,254,073	125,421	38,569
Net Loss per share – basic and diluted	0.09	0.01	0.00

Total Assets	10,088,156	1,812,288	31,947
Total Long-term Liabilities	--	--	--

Dividends	--	--	--

In January 2002, later revised in May 2002, Desert Sun entered into an option to earn a 51% interest in the Jacobina Mine paleoplacer gold property in Brazil; including the mineral rights, mines and a 4,000 tonne per day plant. To earn the 51% interest, the Company agreed to pay $25,000 and spend US$2 million exploring the Jacobina property, prior to December 31, 2004. In September 2002, for cash consideration of $100,000, Desert Sun negotiated an option to acquire the remaining 49% interest by paying $5 million within 90-days of earning the initial 51% interest. In August 2003 the Company acquired and cancelled an outstanding 1.7% Net Smelter Royalty covering the entire Bahia Gold Belt, paying $200,000 as part of its US$2 million obligation. In September 2003 Desert Sun confirmed that it had completed its spending commitment and concurrently exercised its option to acquire the remaining 49% interest in the Jacobina property for $5 million, settled through a cash payment of $2 million and the issue of 1,851,852 common shares at a price of $1.62 per share.

The principal source of cash for use in operations has been the issue of common shares. The Company completed two equity financings in fiscal 2003 for gross proceeds of $9.7 million.

Critical Accounting Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. The critical accounting estimates are related to recoverability of exploration expenditures, exploration property, plant and equipment and contingencies.

Property acquisition costs and related direct exploration and development expenses are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized on the unit-of-production basis over the estimated useful lives of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned. The cost of exploration property, plant and equipment includes any cash consideration paid, and the fair market value of shares issued on the acquisition of property interests. The recorded amounts represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

As a result of the exercise of its option to acquire the remaining 49% interest of the Jacobina property from Valencia Ventures Inc. (‘‘VVI’’) in September 2003, Desert Sun owns 100% of the Jacobina property subject to a 5% net profit interest in favour of a third party. To give effect to this acquisition, Desert Sun has acquired a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. (“Jacobina”), the Brazilian company that holds the mining and exploration licences, fixed property, etc. Management believes that Jacobina has substantial tax losses in Brazil that under certain circumstances may be carried forward to offset future taxable income, but cannot reasonably estimate these losses and the resulting future income tax assets at this time. Had the tax losses been determinable at this time, a valuation allowance equal to the total amount of any future income tax assets would have been recorded to offset any such benefit. VVI has also provided certain indemnities to Desert Sun for liabilities not recorded at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities, for which formal refinancing arrangements have now been concluded; liabilities to third parties, which are presently subject to settlement negotiations; as well as labour and health related claims by former employees, which are being contested in court. Arrangements have been made by VVI to settle all of the past taxes payable, totaling some $1.6 million, over periods of up to 15 years. A conservative estimate of the claims relating to silicosis, for the period prior to the Company’s acquisition of Jacobina, and for which VVI has indemnified Desert Sun is US$1.6 million. It is management’s belief that the labour related claims are substantially without merit and Desert Sun and VVI intend to defend the actions vigorously.

Actual results could differ from these estimates.

Technical Update

PREPRODUCTION UPDATE

The dewatering of the Joáo Belo Mine, from which the bulk of planned production will come, has been completed. Underground services are being installed to accommodate the mechanized equipment, and some minor slashing of access areas will soon be taking place. The main haulage drifts to the Joáo Belo mine are being rehabilitated, with crews removing track and ties from the previous haulage system in preparation for the new truck haulage system. The Mine Complex repair and upgrading is advancing well in preparation for the start of operation activities, including the installation of telephone and internet service and the rehabilitation of the main mine transformer sub-station. Technical inspections of the production facility and mill have been completed, and final negotiations are taking place with major equipment suppliers for the mechanized equipment fleet. Engineering and Planning has commenced for the initial mining stopes.

The Company has hired Mr. Rodrigo Costa as Metallurgical Plant Manager and he is working on site with GEST and SNC Lavalin. Mr. Costa is a Brazilian who earned his Masters Degree in metallurgy at Queens University in Kingston, Ontario, Canada and has 8 years experience in gold mine mill processing.

Desert Sun has entered into an agreement with Lakefield Geosol Laboratorios Ltda. to design, commission and operate an independent laboratory for analysis of production ores, definition drill core, metallurgical samples and water for environmental monitoring at the Jacobina mine site. All work procedures, training and quality systems of the mine site laboratory will be based on the Lakefield Geosol model, which is ISO 9001:2000 compliant. Once the mine laboratory is fully operational, Lakefield Geosol and Desert Sun will apply for ISO certification. Analysis of exploration drill core and rock samples will continue to be done at the Lakefield Geosol laboratory in Belo Horizonte. Lakefield Geosol Laboratorios Ltda. is a joint venture company between SGS Lakefield Research Limited, part of the SGS Group, which provides global testing and consulting services to the broad mining and metals sector from offices in Canada, Chile, Australia, South Africa and Brazil and Geosol Geologia e Sondagems Ltda of Brazil. SGS Lakefield has considerable experience worldwide, and specifically in Brazil, in the development of on-site mine laboratories. Clients in Brazil include Companhia Vale do Rio Doce (CVRD) one of the largest integrated mining, smelting and manufacturing companies in the world. Quality is continually monitored via regular proficiency and inter-laboratory tests.

EXPLORATION UPDATE

Desert Sun is conducting a significant exploration program in 2004, which includes over 40,000 metres of diamond drilling. The program is focused on substantially increasing the mineral reserves in the main production areas (Joáo Belo Norte and Basal Reef-Cuscuz) and exploring several new targets identified in the 2003 drill program, most notably the Morro do Vento, Canavieiras, and Joáo Belo Sul areas. The Company currently has 10 surface diamond drills and four underground drills at the site.

Drilling at Morro do Vento continues to confirm the potential to outline a large open pittable mineral resource. The target Intermediate reef package at Morro do Vento is consistently about 60 to 70 metres wide and extends along the full 2km strike length with extensive garimpos (free miner workings). Because of the geometry of the zone, and its location on the east flank of a hill, the zone could be open pit mined with minimal waste rock removal. Desert Sun is accelerating drilling to complete sufficient holes across the full two kilometer target zone to outline a mineral resource that meets CIM standards for a pre-feasibility study. Morro do Vento is located about 1.5 km from the processing plant and existing mines, and approximately 9 km from the town of Jacobina.

Significant exploration work is also in progress at several other targets, notably the Joáo Belo Sul-Joáo Belo Norte, Canavieras and Basal Reef (Itapicuru). At Canavieiras, recent drill results continue to confirm the excellent potential for outlining a significant mineral resource that could be readily accessed from the existing workings. Highlights of this drilling included hole CAN-21 which intersected 8.47 g Au/t over a core length of 13.02m (8.07 g Au/t with highs cut to 30 g/t; true width 5-10m). The former Canavieiras mine is located 3 km north of the processing plant and is located in a block bounded by faults that is approximately 1.2 km long and 400 metres wide. In contrast to the main conglomerate trend, Canavieiras is characterized by moderate folding resulting in structural upgrading of gold mineralization in the reefs. Past production, primarily from the Piritoso and Liberino reefs, in the Canavieiras Mine totaled 458,247 tonnes at a grade of 8.65 g Au/t. DSM work has focused on evaluating the full stratigraphic package hosting the favourable conglomerate beds which is estimated to be over 300 metres thick.

Desert Sun is also conducting a major exploration program along the wholly-owned 110+ kilometre long Bahia Gold Belt. This belt includes a 75+ kilometre strike length of the Serra do Córrego Formation conglomerates, which hosts the existing mines and the already-identified 14,802,000 tonnes at 2.86 g Au/t containing 1.36 million ounces measured and indicated mineral resource and 29,487,000 tonnes at 2.62 g Au/t containing 2.47 million ounces inferred mineral resource on less than 10% of the property

Financial Conditions, Liquidity and Capital Resources

As at March 31, 2004 Desert Sun had cash and equivalents totaling $29.4 million and no debt. The Company has not yet begun production on any of its properties, and therefore does not yet have any cash flow from operations. The principal source of cash for use in operations has been from the issue of common shares.

In September 2003 the Company issued 8,115,000 common shares at a price of $1.38 per share for total gross proceeds of $11.2 million pursuant to an underwriting agreement with Sprott Securities Inc., Griffiths McBurney & Partners, Octagon Capital Corporation and Pacific International Securities Inc. In November 2003 Desert Sun raised a further $20 million through the issuance of 11,764,707 units at a price of $1.70 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 for a period of five years. These warrants trade on the Toronto Stock Exchange under the symbol DSM.WT. The underwriting syndicate for the offering was led by Sprott Securities Inc. and included Griffiths McBurney & Partners and CIBC World Markets Inc.

The proceeds from these offerings are being used to fund the development of the Jacobina project in Brazil and for working capital purposes.

Accounting Standards

Desert Sun follows Canadian generally accepted accounting policies. In line with accepted industry practice, the Company has adopted the policy of deferring property specific acquisition, exploration and development costs. Deferred costs relating to properties that are relinquished, or where continued exploration is deemed inappropriate are written off in the year such assessment is made. If Desert Sun adopted a policy of expensing all exploration costs, the Company’s asset base, shareholders’ equity, and loss from operations would be materially different.

Effective September 1, 2002, Desert Sun adopted the new CICA standard for accounting for stock-based compensation. Desert Sun applied the pro forma disclosure provisions of the new standard to options granted to directors, officers and employees on or after September 1, 2002, and applied the fair value method for options granted as compensation for services rendered to the Company other than in the course of employment. For options granted in fiscal years beginning on or after January 1, 2004 the CICA Handbook now requires that compensation for option awards to employees be recognized in the financial statements at fair value. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after September 1, 2003. Accordingly, a fair value compensation expense has been recorded for the four and seven months ended March 31, 2004 for awards granted (and vested) in this period.

Uncertainties and Risk Factors

Desert Sun’s primary objectives are the development of the Jacobina Mine and the exploration of the Bahia Gold Belt. Instability in the market price of gold may affect interest in resource properties and the development of and production from such properties. In the absence of cash flow from operations, Desert Sun relies on the capital markets to fund its operations. The ongoing exploration and successful development of the Jacobina Mine will require additional financing. There can be no assurance that adequate funding will be available, or available under terms favourable to the Company.

The Company’s operations are subject to all the hazards and risks normally incident to the exploration, development and mining of resource deposits, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit’s size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable resource. Also of key importance are government regulations, including those relating to prices, taxes, royalties, land tenure, land use, the importing and exporting of resource and production plant and equipment, and environmental protection. The effects of these factors cannot be accurately predicted, but any combination of them may impede the development of a deposit or render it uneconomic.

For a more complete description of the uncertainties and risk factors facing the Company, please refer to Management’s Discussion and Analysis of the audited annual financial statements for the year ended August 31, 2003.

Outlook

The company remains on target to be in production by early 2005, and producing at a steady state rate of at least 100,000 ounces per year by the second quarter of 2005.

Orders for the mechanized equipment are expected to be confirmed with major equipment suppliers during the third fiscal quarter; and potentially include finance terms which are the subject of ongoing negotiations.

SNC Lavalin completed a Feasibility Study for Desert Sun in September 2003, which confirmed the economics of bringing the Jacobina Mine back into production and outlined a mineral reserve of 10,746,000 tonnes grading 2.20 g Au/t containing 758,600 ounces of gold. SRK Consulting extended the SNC Lavalin Feasibility Study mine plan (2004 to 2011) an additional 11 years to early 2023 by scheduling the potentially “mineable tonnes” resulting from the conversion of inferred resources based on historical data. SRK considered that Jacobina has the potential to deliver “economically mineable tonnes” containing 2 million recoverable ounces of gold. A key objective of the expanded exploration program is to upgrade the present inferred mineral resources to the indicated category to achieve these potential recoverable ounces. It must be cautioned that the SRK study is not adequate to definitely confirm the economics of the inferred mineral resources and that there is no guarantee that further drilling will upgrade the inferred resources. Based on the SNC Feasibility Study, which used a gold price of US$350 per ounce and a Real to US$ exchange rate of 3:1, the mine can be in production by 2005, producing at a rate of 102,000 ounces per year at an average cash cost of US$189 per ounce.

Forward-looking Statements

The Interim Report, including this MD&A, contains certain forward-looking statements related to, among other things, expected future events and the financial and operating results of the Company. Forward-looking statements are subject to inherent risks and uncertainties including, but not limited to, market and general economic conditions, changes in regulatory environments affecting the Company’s business and the availability and terms of financing. Other risks are outlined in the Uncertainties and Risk Factors section of the Management’s Discussion & Analysis for the year ended August 31, 2003. Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a variety of reasons.

May 28, 2004

Report for the period ending May 31, 2004.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 1,807,900 shares of Desert Sun Mining Inc.(the "Reporting Issuer"). For the period since the last report Acuity acquired 1,807,900 shares of the Reporting Issuer, representing 3.16% of the outstanding shares of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

4,574,000 shares of the Reporting Issuer representing 11.16% of the outstanding shares of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

4,574,000 shares of the Reporting Issuer representing 11.16% of the outstanding shares of the Reporting Issuer

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional shares, dispose of some or all of existing or additional shares or may continue to hold the shares.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if

2

completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "*George Henry*"(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

::ODMA\PCDOCS\CCT\511145\1

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp. -- SEC File No. 0-29610

(Registrant)

Date: June 18, 2004         By /s/ Stan Bharti_______________________________

                                                 Stan Bharti, President/CEO/Director